



May 11, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



SUPPL

Dear Sirs or Madames: Agricore United

**Re: ~~United~~ Grain Growers ~~Limited~~ – File No. 82-34725**
**Information Furnished Pursuant to Rule 12g3-2(b)**
**Under the Securities and Exchange Act of 1934**

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - May 11, 2006 (Agricore United: Donations Program Targets, Education)

Yours very truly,

L Robidoux

Lori Robidoux
Vice President,
Corporate Finance & Investor Relations

LR/slh



dlw 5/15

**Lori Robidoux** - Vice President, Corporate Finance and Investor Relations
CanWest Global Place, 201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba, Canada R3C 3A7
Bus: (204) 944-5656 • Fax: (204) 944-5415 • Email: lrobidoux@agricoreunited.com • www.agricoreunited.com



SEC File No. 82-34725



**AGRICORE UNITED DONATIONS PROGRAM TARGETS YOUTH, EDUCATION**

**May 11, 2006 (Winnipeg, MB)** — Agricore United is pleased to announce details of its 2005/2006 Corporate Giving program which emphasizes youth leadership and rural education initiatives. As a leading rural employer, Agricore United takes an active role in giving back to the towns where it does business, supporting local farm safety groups, youth clubs and educational organizations. During the fiscal year from November 1, 2005 to October 31, 2006, Agricore United will dispense over $430,000 to worthy organizations.

"This year we are very proud of the programs Agricore United is able to support financially," says Brian Hayward, Chief Executive Officer, Agricore United. "The special emphasis on youth and education is close to the hearts of all of our employees, many of whom volunteer their personal time to help make local events and activities successful."

Youth leadership support includes funding for Manitoba 4H, Saskatchewan 4H and Alberta 4H. Sponsorship of the Goldeye Foundation youth camp in Alberta and the Camp Wannacumbac at Manitoba's Riding Mountain National Park also fall under the youth leadership category.

"This year we've also had the opportunity to sponsor Hockey Manitoba and the Saskatchewan Hockey Association," says Hayward. "Hockey is popular in Canada but in rural communities where Agricore United does its business, hockey is also a big part of the social structure and as such, important to our employees and our customers." Agricore United's $5,000 donation to each group was used to put on annual playoff championships throughout the two provinces. The company also supported the Winter Games held in Manitoba, Saskatchewan and Alberta earlier this year.

Education support in 2005/06 includes Agricore United's ongoing commitment of $10,000 each to the Agriculture in the Classroom (AITC) programs in Manitoba, Saskatchewan and Alberta. Safety education is also supported through Agricore United's sponsorship of Alberta Farmers with Disabilities, Manitoba Farmers with Disabilities and the Saskatchewan Abilities Council.

The company has also donated $20,000 annually for the past three years to Ducks Unlimited to support a winter wheat growing program. Outstanding Young Farmers programs across the prairies and United Way fundraising efforts have also been recipients of the AU Corporate Giving program. As well, Agricore United contributes $50,000 in seed donations to Canadian Food Grains Bank growing projects across the prairies.

"But perhaps one of the best aspects of our corporate giving program are our community direct donations," says Hayward. "One third of our donation's budget is distributed through our 15 territory offices toward significant projects right in the communities in which we live and work." Community direct projects include a wide variety of projects but with a focus on benefiting everyone in the area.

Agricore United is one of Canada's leading agri-business with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United leverages its technology, facilities, services and logistics expertise to connect prairie-based agricultural customers to domestic and international end-use customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU.LV".

**-30-**

**Contact:**
**Radean Carter**
**Communications Coordinator**
**Phone (204) 944-2238**
**rcarter@agricoreunited.com**